UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CSR plc
(Exact name of registrant as specified in its charter)
England and Wales	001-35265	98-0616631
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Churchill House Cambridge Business Park Cowley Road		Cambridge, CB4 0WZ United Kingdom
(Address of principal executive offices)		(Zip Code)

Adam R. Dolinko, General Counsel Tel: +44 (0) 1223 692 000 Fax: +44 (0) 1223 692 001
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1      Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report

This Form SD is being filed by CSR plc (“CSR”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1 to December 31, 2013 (the “Reporting Period”).

CSR is a “fabless” semiconductor company, meaning it designs and develops integrated circuits, together with associated hardware and software, and subcontracts to independent third parties the manufacture of the integrated circuits which it sells to its clients.  CSR does not manufacture any products itself.

CSR’s Conflict Minerals Report being filed herewith relates to integrated circuits (the “Covered Products”) for which gold, tin, tantalum and tungsten are necessary to the functionality of the Covered Products, which were contracted by CSR to be manufactured on its behalf and for which the manufacture was completed during the Reporting Period.

After conducting the due diligence exercise described in CSR’s Conflict Minerals Report, CSR was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free” as defined under Rule 13p-1 and this Item 1.01.  Accordingly, CSR has reasonably determined that each of the Covered Products is “DRC conflict undeterminable” as defined under Rule 13p-1 and this Item 1.01.

A copy of CSR’s Conflict Minerals Report is provided as Exhibit 1.01 of this Form SD, and is publicly available at www.csr.com and the SEC’s EDGAR database at www.sec.gov.

Item 1.02      Exhibit

As specified in Section 2, Item 2.01 of this Form SD, CSR is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 –   Exhibits

Item 2.01      Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSR plc
(Registrant)

Date: May 29, 2014	By:	/s/ Brett Gladden
		Name:	Brett Gladden
		Title:	Company Secretary

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